Exhibit 99.1

Sinovac Holds 2012 Annual General Meeting of Shareholders

BEIJING, Aug. 23, 2012 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (SVA), a leading provider of biopharmaceutical products in China, announced today that it held its 2012 Annual General Meeting of Shareholders on Wednesday, August 22, 2012 at 9:00 a.m. Beijing Time. The required quorum, a majority of the common shares outstanding, was voted by proxy. The meeting was held concurrently at No. 39 Shangdi Xi Road, Haidian District, Beijing, PRC and at No. 6 Temple Street, St. John's, Antigua.

During the meeting, the four proposals that required the affirmative vote of a majority of the shares cast were approved as follows: all of the directors were re-elected; the audited consolidated financial statements for financial year ended December 31, 2011 were approved, the selection of Ernst & Young as independent auditor was confirmed, and the 2012 Share Incentive Plan was approved. Proposal No. 5 relating to amending Sections 7.5 of the Company's by-laws, which requires the affirmative vote of a majority of common shares outstanding, was not approved.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu) and H1N1 influenza (swine flu), as well as animal rabies vaccine for canines. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, Panflu.1, and has manufactured it for the Chinese Central Government, pursuant to the government-stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government-stockpiling program. Sinovac is developing a number of new pipeline vaccines including vaccines for enterovirus 71 (against hand, foot and mouth disease), pneumococcal conjugate, pneumococcal polysaccharides, mumps and rubella. Sinovac sells its vaccines mainly in China and exports selected vaccines to Mongolia, Nepal, and the Philippines.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang/Chris Lee

Sinovac Biotech Ltd.

Tel: +86-10-8279-9871/9659

Fax: +86-10-6296-6910

Email: ir@sinovac.com

Investors:

Stephanie Carrington

The Ruth Group

Tel: +1-646-536-7017

Email: scarrington@theruthgroup.com

Media:

Victoria Aguiar

The Ruth Group

Tel: +1-646-536-7013

Email: vaguiar@theruthgroup.com